Exhibit 99.3

AMENDMENT NO. 1

TO

SHARE ISSUANCE AND REPURCHASE AGREEMENT

This Amendment No. 1 (this “Amendment”) to the Share Issuance and Repurchase Agreement dated as of the 16th day of September, 2010 (the “Agreement”), by and among Hanwha SolarOne Co., Ltd., an exempted company incorporated and validly existing with limited liability under the laws of the Cayman Islands (the “Company”), and Hanwha Solar Holdings Co., Ltd., an exempted company incorporated and validly existing with limited liability under the laws of the Cayman Islands (including its successors, assigns and permitted transferees, the “Investor”), is dated as of this twelfth day of November, 2013. Capitalized terms not otherwise defined in this Amendment shall be given the meanings ascribed thereto in the Agreement.

WHEREAS, the Board of Directors of the Company (the “Board”) constituted a special committee of Independent Directors (the “Special Committee”) to consider proposed amendments to the Agreement;

WHEREAS, the Special Committee has considered this Amendment and has unanimously recommended its approval by the Board;

WHEREAS, following such recommendation, the Board has considered this Amendment and has unanimously approved its adoption;

NOW, THEREFORE, in consideration of the foregoing, intending to be legally bound, the Parties agree as follows:

1. Amendment of the Agreement. The Agreement is hereby amended as follows:

a.	Sections 3(d), 3(e) and 9(b) shall be deleted in their entirety.

b.	Section 3(f) shall be deleted in its entirety and replaced by the following:

“Any repurchase pursuant to Section 3(a) above shall be deemed effective immediately prior to the occurrence or event resulting in such right of repurchase.”

2. Representations and Warranties of the Company. The Company represents and warrants to the Investor that it has full corporate power and authority to execute and deliver this Amendment.

3. Representations and Warranties of the Investor. The Investor represents and warrants to the Company that it has full corporate power and authority to execute and deliver this Amendment.

4. No Further Amendments. Except as expressly set forth in Section 1 of this Amendment, the Agreement shall remain in full force and effect without further amendment.

5. General Provisions. The parties agree and acknowledge that the terms of Sections 13 to 16 of the Agreement shall be incorporated into and apply with equal force to this Amendment.

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IN WITNESS WHEREOF, the Company and the Investor have executed this Amendment as of the date first above written.

THE COMPANY:	HANWHA SOLARONE CO., LTD.

	By:	/s/ Ki-Joon HONG
	Name:	Ki-Joon HONG
	Title:	Chief Executive Officer

THE INVESTOR:	HANWHA SOLAR HOLDINGS CO., LTD.

	By:	/s/ Jae Chun SONG
	Name:	Jae Chun SONG
	Title:	Senior Vice President

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